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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               ----------------
                           RECOVERY ENGINEERING, INC.
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                           (Name of Subject Company)

                          THE PROCTER & GAMBLE COMPANY
                                 TENZING, INC.
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                                   (Bidders)

                          Common Stock, $.01 Par Value
                       (Including the associated Rights)
              --------------------------------------------------
                         (Title of Class of Securities)
                                  756269 10 6
              --------------------------------------------------
                         (CUSIP Number of Common Stock)
                                Terry L. Overbey
                          The Procter & Gamble Company
                           One Procter & Gamble Plaza
                          Cincinnati, Ohio 45202-3315
                                 (513) 983-1100
                                with a copy to:
                             Stephen Fraidin (P.C.)
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                         New York, New York 10004-1930
                                 (212) 859-8000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)
                               ----------------
                           Calculation of Filing Fee

--------------------------------------------------
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
       Transaction Valuation* Amount of Filing Fee
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
            $213,098,623                  $42,620
--------------------------------------------------
--------------------------------------------------

* For purposes of calculating fee only. This amount is based on a per share offering price of $35.25, for 6,045,351 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of August 26, 1999 (the "Merger Agreement"), by and among Recovery Engineering, Inc. (the "Company"), The Procter & Gamble Company and Tenzing, Inc. (collectively, the "Bidders"), the Company represented to the Bidders that, as of such date, it had 6,044,601 shares of common stock issued and outstanding and that 750 shares are expected to be issued under the Company's 1994 Stock Purchase Plan be-tween the date of the Merger Agreement and the Closing Date (as defined in the Merger Agreement). The amount of the filing fee, calculated in accor-dance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bid-der.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: N/A Filing Party: N/A
  Form or Registration No.: N/A Date Filed: N/A
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

  This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by Tenzing, Inc., a Minnesota corporation ("Offeror"), and a direct wholly owned subsidiary of The Procter & Gamble Company, an Ohio corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated stock purchase rights issued pursu-ant to the Rights Agreement, dated as of January 30, 1996, as amended, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Recovery Engineering, Inc., a Minnesota corporation (the "Company"), at a purchase price of $35.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively con-stitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. Offeror has been formed by Parent in connection with the Offer and the transactions contemplated thereby.

Item 1. Security and Subject Company.

  (a) The name of the subject company is Recovery Engineering, Inc. The ad-dress of the principal executive offices of the Company is 9300 North 75th Av-enue, Minneapolis, Minnesota 55428.

  (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a) through (d), (g) This Schedule 14D-1 is filed by Parent and Offeror. The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent and Offeror") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

  (e) and (f) None of Offeror or Parent or, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or fi-nal order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a) and (b) The information set forth in the Introduction, Section 8 ("Cer-tain Information Concerning the Company"), Section 9 ("Certain Information Concerning Parent and Offeror"), Section 11 ("Background of the Offer") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a) through (e) The information set forth in the Introduction, Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") and Section 13 ("Dividends and Distribution") of the Offer to Pur-chase is incorporated herein by reference.

  (f) through (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration and Mar-gin Securities") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a) None.

  (b) Not applicable.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the Introduction, Section 1 ("Terms of the Of-fer; Expiration Date"), Section 9 ("Certain Information Concerning Parent and Offeror"), Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"), Section 13 ("Dividends and Distribu-tions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in the Introduction and Section 16 ("Fees and Ex-penses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  Not applicable.

Item 10. Additional Information.

  (a) The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 9 ("Certain Information Concerning Parent and Offeror"), Sec-tion 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"), Section 13 ("Divi-dends and Distributions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 15 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Mar-ket for Shares; Stock Quotation; Exchange Act Registration and Margin Securi-ties") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1), and the Letter of Transmittal, a copy of which is attached as Exhibit (a)(2), is incorporated herein by reference in its entire-ty.

Item 11. Material to be Filed as Exhibits.

  (a)(1)  Offer to Purchase, dated September 1, 1999.
  (a)(2)  Letter of Transmittal.
  (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
  (a)(5)  Notice of Guaranteed Delivery.
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(7)  Summary Announcement, dated September 1, 1999.
  (a)(8)  Joint Press Release, dated August 26, 1999.
  (a)(9)  Press Release issued by Parent on September 1, 1999.
  (b)     Not applicable.
  (c)(1) Agreement and Plan of Merger dated as of August 26, 1999, by and among Parent, Offeror and the Company.
  (c)(2) Tender and Option Agreement, among Parent, Offeror, the Company and the Stockholders Listed on Schedule A thereto, dated as of August 26, 1999.
  (c)(3) Stock Option Agreement, dated as of August 26, 1999, by and between Parent and the Company.
  (c)(4) Confidentiality Agreement, between Goldman, Sachs & Co. on behalf of the Company and Parent, dated June 24, 1999, as amended on July 27, 1999.
  (c)(5) Consulting Agreement, Non-Competition Agreement and Letter of Understanding for Brian F. Sullivan, each dated as of August 26, 1999.
  (c)(6) Non-Competition Agreement and Letter of Understanding for Reed A. Watson, each dated as of August 26, 1999.
  (d)     None.
  (e)     Not applicable.
  (f)     None.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 1999

                                        The Procter & Gamble Company

                                           /s/ Gretchen W. Price
                                        By: ___________________________________
                                           Name: Gretchen W. Price
                                           Title:Treasurer

                                        Tenzing, Inc.

                                           /s/ Gretchen W. Price
                                        By: ___________________________________
                                           Name: Gretchen W. Price
                                           Title:Vice President and Treasurer

                                 EXHIBIT INDEX

 Exhibit                          Description No.
 -------                          ---------------
 (a)(1)  Offer to Purchase, dated September 1, 1999.
 (a)(2)  Letter of Transmittal.
         Letter to Brokers, Dealers, Commercial Banks, Trust Companies
 (a)(3)  and Other Nominees.
 (a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
         Guidelines for Certification of Taxpayer Identification Number
 (a)(6)  on Substitute Form W-9.
 (a)(7)  Summary Announcement, dated September 1, 1999.
 (a)(8)  Joint Press Release, dated August 26, 1999.
 (a)(9)  Press Release issued by Parent on September 1, 1999.
 (b)     Not applicable.
 (c)(1)  Agreement and Plan of Merger dated as of August 26, 1999, by and among Parent, Offeror and the Company.
 (c)(2)  Tender and Option Agreement, among Parent, Offeror, the Company and the Stockholders Listed on Schedule A thereto, dated as of
         August 26, 1999.
 (c)(3)  Stock Option Agreement, dated as of August 26, 1999, by and between Parent and the Company.
 (c)(4)  Confidentiality Agreement, between Goldman, Sachs & Co. on behalf of the Company and Parent, dated June 24, 1999, as
         amended on July 27, 1999.
 (c)(5)  Consulting Agreement, Non-Competition Agreement and Letter of
         Understanding for Brian F. Sullivan, each dated as of August 26,
         1999.
 (c)(6)  Non-Competition Agreement and Letter of Understanding for Reed
         A. Watson, each dated as of August 26, 1999.
 (d)     None.
 (e)     Not applicable.
 (f)     None.